SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)*

Edge Therapeutics, Inc.

(Name of Issuer)

Common Stock, $ 0.00033 par value

(Title of Class of Securities)

279870109

(CUSIP Number)

Nathalie Auber

Sofinnova Ventures, Inc.

3000 Sand Hill Road, Bldg 4, Suite 250

Menlo Park, CA 94025

(650) 681-8420

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

COPY TO:

Linda Daley, Esq.

c/o Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

1200 Seaport Blvd., Redwood City, CA  94063

(650) 463-5243

March 11, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 279870109	13D	Page 2 of 16

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Sofinnova Venture Partners IX, L.P. (“SVP IX”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,852,711 shares, except that Sofinnova Management IX, L.L.C. (“SM IX”), the general partner of SVP IX, may be deemed to have sole voting power, and Dr. Michael F. Powell (“Powell”), Dr. James I. Healy (“Healy”), and Dr. Anand Mehra (“Mehra”), the managing members of SM IX, may be deemed to have shared power to vote these shares.
8	SHARED VOTING POWER See response to row 7.
9	SOLE DISPOSITIVE POWER
2,852,711 shares, except that SM IX, the general partner of SVP IX, may be deemed to have sole dispositive power and Powell, Healy, and Mehra, the managing members of SM IX, may be deemed to have shared power to dispose of these shares.
10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,852,711
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	9.9%
14	TYPE OF REPORTING PERSON	PN

CUSIP NO. 279870109	13D	Page 3 of 16

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Sofinnova Management IX, L.L.C. (“SM IX”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,852,711 shares, all of which are owned directly by SVP IX. SM IX, the general partner of SVP IX, may be deemed to have sole voting power, and Powell, Healy, and Mehra, the managing members of SM IX, may be deemed to have shared power to vote these shares.
8	SHARED VOTING POWER See response to row 7.
9	SOLE DISPOSITIVE POWER
2,852,711 shares, all of which are owned directly by SVP IX. SM IX, the general partner of SVP IX, may be deemed to have sole dispositive power, and Powell, Healy, and Mehra, the managing members of SM IX, may be deemed to have shared dispositive power over these shares.
10	SHARED DISPOSITIVE POWER See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,852,711
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	9.9%
14	TYPE OF REPORTING PERSON	OO

CUSIP NO. 279870109	13D	Page 4 of 16

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Dr. Michael F. Powell (“Powell”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8	SHARED VOTING POWER
		2,852,711 shares, all of which are owned directly by SVP IX. SM IX, the general partner of SVP IX, may be deemed to have sole voting power, and Powell, a managing member of SM IX, may be deemed to have shared voting power to vote these shares.
	9	SOLE DISPOSITIVE POWER -0-
10	SHARED DISPOSITIVE POWER
		2,852,711 shares, all of which are owned directly by SVP IX. SM IX, the general partner of SVP IX, may be deemed to have sole dispositive power, and Powell, a managing member of SM IX, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,852,711
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	9.9%
14	TYPE OF REPORTING PERSON	IN

CUSIP NO. 279870109	13D	Page 5 of 16

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Dr. James I. Healy (“Healy”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8	SHARED VOTING POWER
		2,852,711 shares, all of which are owned directly by SVP IX. SM IX, the general partner of SVP IX, may be deemed to have sole voting power, and Healy, a managing member of SM IX and a director of the Issuer, may be deemed to have shared voting power to vote these shares.
	9	SOLE DISPOSITIVE POWER -0-
10	SHARED DISPOSITIVE POWER
		2,852,711 shares, all of which are owned directly by SVP IX. SM IX, the general partner of SVP IX, may be deemed to have sole dispositive power, and Healy, a managing member of SM IX, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,852,711
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	9.9%
14	TYPE OF REPORTING PERSON	IN

CUSIP NO. 279870109	13D	Page 6 of 16

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Dr. Anand Mehra (“Mehra”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8	SHARED VOTING POWER
		2,852,711 shares, all of which are owned directly by SVP IX. SM IX, the general partner of SVP IX, may be deemed to have sole voting power, and Mehra, a managing member of SM IX, may be deemed to have shared voting power to vote these shares.
	9	SOLE DISPOSITIVE POWER -0-
10	SHARED DISPOSITIVE POWER
		2,852,711 shares, all of which are owned directly by SVP IX. SM IX, the general partner of SVP IX, may be deemed to have sole dispositive power, and Mehra, a managing member of SM IX, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,852,711
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11	9.9%
14	TYPE OF REPORTING PERSON	IN

CUSIP NO. 279870109	13D	Page 7 of 16

Statement on Schedule 13D

This Amendment No. 1 (“Amendment No. 1”) amends and restates the Statement on Schedule 13D initially filed on October 14, 2015 (“Original Schedule 13D”) that relates to the beneficial ownership of Common Stock, $0.00033 par value per share (“Common Stock”), of Edge Therapeutics, Inc., a Delaware corporation (“Issuer”) and is being filed to reflect the acquisition of Common Stock by Sofinnova Venture Partners IX, L.P., a Delaware limited partnership (“SVP IX”). The Amendment No. 1 is being filed by SVP IX, Sofinnova Management IX, L.L.C., a Delaware limited liability company (“SM IX”), Dr. Michael F. Powell (“Powell”), Dr. James I. Healy (“Healy”), and Dr. Anand Mehra (“Mehra” and collectively with SVP IX, SM IX, Powell, and Healy, the “Reporting Persons”).

ITEM 1.	SECURITY AND ISSUER.

(a)             The class of equity securities to which this statement relates is the Common Stock of the Issuer.

(b)             The Issuer’s principal executive offices are located at 200 Connell Drive, Suite 1600, Berkeley Heights, NJ 07922.

ITEM 2.	IDENTITY AND BACKGROUND.

(a)             The persons and entities filing this Schedule 13D are SVP IX, SM IX, Powell, Healy, and Mehra. SM IX, the general partner of SVP IX, may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer directly owned by SVP IX. Healy may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer directly owned by Healy. Dr. Srinivas Akkaraju, a reporting person on the Original Schedule 13D, is no longer a managing member of SM IX, and accordingly, is no longer a reporting person on this Amendment No. 1.

(b)             The address of the principal place of business for each of the Reporting Persons is c/o Sofinnova Ventures, 3000 Sand Hill Road, Bldg 4, Suite 250, Menlo Park, California 94025.

(c)             The principal occupation of each of the Reporting Persons is the venture capital investment business. The principal business of SVP IX is to make investments in private and public companies, and the principal business of SM IX is to serve as the general partner of SVP IX. Powell, Healy and Mehra are the managing members of SM IX. Healy is a director of the Issuer.

(d)             During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)             During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)             SVP IX is a Delaware limited partnership. SM IX is a Delaware limited liability company. Powell, Healy, and Mehra are U.S. citizens.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On April 6, 2015, SVP IX entered into a Series C-2 stock purchase agreement pursuant to which SVP IX acquired from the Issuer an aggregate 2,473,118 shares of Series C-2 convertible preferred stock for a purchase price of $4.65 per share, or $11,499,998 in the aggregate. The Series C-2 preferred shares accrued stock dividends payable in additional Series C-2 preferred shares at a rate of 8% per annum accruing from the date of issuance. The aggregate amount of stock dividends that accrued through the closing of the Issuer’s initial public offering of Common Stock (“Offering”) from the Series C-2 preferred shares held by SVP IX was 53,665 shares of Common Stock.

CUSIP NO. 279870109	13D	Page 8 of 16

On September 30, 2015, Healy was granted a stock option from the Issuer to purchase 21,928 shares of Common Stock at an exercise price of $11 per share. Such option will vest upon the earlier of the first anniversary of the date of grant or the issuer’s next annual stockholders meeting, subject to continued service as director through the vesting date. Such option will expire on September 30, 2025.

The Series C-2 preferred stock converted into Common Stock at a conversion ratio, as adjusted to give effect to the Issuer's 1-for-1.3681 reverse stock split effected on September 21, 2015, of one share of Common Stock for every 1.3681 shares of Series C-2 preferred stock immediately prior to the closing of the Offering. Accordingly, in connection with the closing of the Offering, the Series C-2 preferred stock automatically converted into 1,807,703 shares of Common Stock. The accrued stock dividends associated with the Series C-2 preferred stock converted into 53,665 shares of Common Stock.

In connection with the Offering, SVP IX purchased 450,000 shares of Common Stock at $11.00 per share, or $4,950,000 in the aggregate. Such purchase occurred pursuant to and on the terms set forth in the Issuer’s Prospectus filed pursuant to Rule 424(b)(4) on October 2, 2015 with the Securities and Exchange Commission (the “Prospectus”).

On March 11, 2016, SVP IX acquired 541,343 shares of Common Stock in a block trade at $7.2997 per share, or $3,951,641.50 in the aggregate. Such purchase was made using SVP IX’s working capital funded partially through a line of credit with Silicon Valley Bank in the normal course of business and will be paid down from the proceeds from investor capital calls.

Unless noted above, the source of the funds for all purchases and acquisitions by the Reporting Persons was from working capital.

Unless noted above, no part of the purchase price was borrowed by any Reporting Person for the purpose of acquiring any securities discussed in this Item 3.

ITEM 4.	PURPOSE OF TRANSACTION.

The Reporting Persons hold their securities of the Issuer for investment purposes. Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire additional Common Stock and/or retain and/or sell all or a portion of the Common Stock held by the Reporting Persons in the open market or in privately negotiated transactions, and/or may distribute the Common Stock held by the Reporting Persons to their respective members or limited partners. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Common Stock, general market and economic conditions, ongoing evaluation of the Issuer's business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities, and other future developments. Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a,b)          Regarding aggregate beneficial ownership, see Row 11 of the cover page of each Reporting Person. Regarding percentage beneficial ownership, see Row 13 of the cover page of each Reporting Person. Regarding sole power to vote shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to vote shares, see Row 8 of the cover page of each Reporting Person. Regarding sole power to dispose of shares, see Row 9 of the cover page of each Reporting Person. Regarding shared power to dispose of shares, see Row 10 of the cover page of each Reporting Person. The percentage listed in Row 13 for each Reporting Person was calculated based upon 28,813,220 shares of Common Stock reported to be outstanding as of February 29, 2016 on the Issuer’s Form 10-K filed with the Securities and Exchange Commission on March 8, 2016.

CUSIP NO. 279870109	13D	Page 9 of 16

(c)             Except as set forth in Item 3 above, the Reporting Persons have not effected any transaction in the securities of the Issuer during the past 60 days.

(d)             Under certain circumstances set forth in the limited partnership agreement of SVP IX, the general partner and limited partners of SVP IX may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by such entity of which they are a partner.

(e)             Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Pursuant to a Lock-Up Agreement (the “Lock-Up Agreement”) entered into with Leerlink Partners LLC and Credit Suisse Securities (USA) LLC as Representatives of the several in connection with the Offering, the Reporting Persons are subject to a restricted period commencing on the date of the Prospectus and ending 180 days after the date of the Prospectus, during which the Reporting Persons have agreed, subject to limited exceptions, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Common Stock. The form of Lock-Up Agreement is more fully described in the Prospectus, and is attached hereto as Exhibit C.

Certain of the Reporting Persons are party to an Investors’ Rights Agreement among the Issuer, such Reporting Persons and other shareholders. Subject to the terms of such Investors’ Rights Agreement, holders of Common Stock having registration rights can demand that the Issuer file a registration statement or request that their shares be covered by a registration statement that the Issuer is otherwise filing. Such Investors’ Rights Agreement is more fully described in Prospectus, was filed on August 14, 2014 as Exhibit 4.6 to the Issuer’s Registration Statement on Form S-1 (File No. 333-206416), and such description is incorporated herein by reference.

On September 30, 2015, Healy was granted a stock option from the Issuer to purchase 21,928 shares of Common Stock at an exercise price of $11 per share. Such option will vest upon the earlier of the first anniversary of the date of grant or the issuer’s next annual stockholders meeting, subject to continued service as director through the vesting date. Such option will expire on September 30, 2025.

Healy, in his capacity as a director of the Issuer, along with the other directors of the Issuer, entered into an Indemnification Agreement with the Issuer, as more fully described in the Prospectus, and such description is incorporated herein by reference to Exhibit 10.9 to the Issuer’s Registration Statement on Form S-1 (File No. 333-206416).

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT A	Agreement of Joint Filing.
EXHIBIT B	Power of Attorney
EXHIBIT C	Form of Lock-Up Agreement
EXHIBIT D	Form of Investors’ Rights Agreement described in Item 6, filed as Exhibit 4.6 to the Issuer’s Registration Statement on Form S-1 (File No. 333-203272) is incorporated herein by reference.
EXHIBIT E	Form of Indemnification Agreement for board members and senior management, filed as Exhibit 10.9 to the Issuer’s Registration Statement on Form S-1 (File No. 333-203272) is incorporated herein by reference.

CUSIP NO. 279870109	13D	Page 10 of 16

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 15, 2016

SOFINNOVA VENTURE PARTNERS IX, L.P., a Delaware Limited Partnership

By:	SOFINNOVA MANAGEMENT IX, L.L.C.,
a Delaware Limited Liability Company
Its:	General Partner

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

SOFINNOVA MANAGEMENT IX, L.L.C., a Delaware Limited Liability Company

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

DR. JAMES I. HEALY
DR. MICHAEL F. POWELL
DR. ANAND MEHRA

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

CUSIP NO. 279870109	13D	Page 11 of 16

EXHIBIT INDEX

Exhibit	Description

A	Agreement of Joint Filing.
B	Power of Attorney
C	Form of Lock-Up
D	Form of Investors’ Rights Agreement described in Item 6, filed as Exhibit 4.6 to the Issuer’s Registration Statement on Form S-1 (File No. 333-203272) is incorporated herein by reference.
E	Form of Indemnification Agreement for board members and senior management, filed as Exhibit 10.9 to the Issuer’s Registration Statement on Form S-1 (File No. 333-203272) is incorporated herein by reference.

CUSIP NO. 279870109	13D	Page 12 of 16

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Common Stock of Edge Therapeutics, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Date: March 15, 2016

SOFINNOVA VENTURE PARTNERS IX, L.P., a Delaware Limited Partnership

By:	SOFINNOVA MANAGEMENT IX, L.L.C.,
a Delaware Limited Liability Company
Its:	General Partner

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

SOFINNOVA MANAGEMENT IX, a Delaware Limited Liability Company

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

DR. JAMES I. HEALY
DR. MICHAEL F. POWELL
DR. ANAND MEHRA

By:	/s/ Nathalie Auber
Nathalie Auber
Attorney-in-Fact

CUSIP NO. 279870109	13D	Page 13 of 16

exhibit B

Power of Attorney

Nathalie Auber has signed this Schedule 13D as Attorney-In-Fact. Note that copies of the applicable Power of Attorney are already on file with the appropriate agencies.

CUSIP NO. 279870109	13D	Page 14 of 16

Exhibit C

Form of Lock-Up Agreement

June 25, 2015

Edge Therapeutics, Inc.

200 Connell Drive, Suite 1600

Berkeley Heights, NJ 07922

Credit Suisse Securities (USA) LLC

Leerink Partners LLC

As Representatives of the Several Underwriters,

c/o  Credit Suisse Securities (USA) LLC

Eleven Madison Avenue

New York, NY 10010-3629

c/o  Leerink Partners LLC

299 Park Avenue, 21st Floor

New York, NY 10171

Dear Sirs:

As an inducement to the underwriters to execute the Underwriting Agreement (the “Underwriting Agreement”), pursuant to which an offering will be made that is intended to result in the establishment of a public market for the common stock, par value $.00333 per share (the “Securities”) of Edge Therapeutics, Inc., and any successor (by merger or otherwise) thereto (the “Company”), the undersigned hereby agrees that during the period specified in the following paragraph (the “Lock-Up Period”), the undersigned will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any Securities or securities convertible into or exchangeable or exercisable for any Securities, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Securities, whether any such aforementioned transaction is to be settled by delivery of the Securities or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC (“Credit Suisse”) and Leerink Partners LLC (together with Credit Suisse, the “Representatives”). In addition, the undersigned agrees that, without the prior written consent of the Representatives, it will not, during the Lock-Up Period, make any demand for or exercise any right with respect to, the registration of any Securities or any security convertible into or exercisable or exchangeable for the Securities.

The Lock-Up Period will commence on the date of this agreement (this “Lock-Up Agreement”) and continue and include the date 180 days after the public offering date set forth on the final prospectus used to sell the Securities (the “Public Offering Date”) pursuant to the Underwriting Agreement.

Any Securities received upon exercise of options, warrants or other derivative securities granted or issued to the undersigned or upon conversion of convertible securities held by the undersigned (collectively with the Securities, the “Restricted Securities”) will also be subject to this Lock-Up Agreement. Any Securities acquired by the undersigned in any issuer directed share program will also be Restricted Securities subject to this Lock-Up Agreement. Notwithstanding the foregoing, any Restricted Securities acquired by the undersigned in the offering contemplated by the Underwriting Agreement shall not be subject to this Lock-Up Agreement.

CUSIP NO. 279870109	13D	Page 15 of 16

The foregoing restrictions shall not apply to (i) bona fide gifts by the undersigned, (ii) the surrender or forfeiture of Restricted Securities to the Company to satisfy tax withholding obligations upon exercise or vesting of stock options or equity awards, (iii) transfers of Restricted Securities or any security convertible into or exercisable for Restricted Securities to an immediate family member or a trust for the benefit of the undersigned or an immediate family member or to any corporation, partnership, limited liability company or other entity all of the beneficial ownership interests of which are held exclusively by the undersigned and/or one or more immediate family members of the undersigned in a transaction not involving a disposition for value, (iv) transfers of Restricted Securities or any security convertible into or exercisable for Restricted Securities to an immediate family member upon death by will or intestate succession, (v) securities transferred to one or more affiliates of the undersigned and distributions of securities to partners, members or stockholders of the undersigned, (vi) transactions relating to securities acquired in open market transactions after the Public Offering Date, (vii) the entry into any trading plan established pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934 (the “Exchange Act”), provided that such plan does not provide for any sales or other dispositions of Restricted Securities during the Lock-Up Period and no public announcement or filing under the Exchange Act is made by or on behalf of the undersigned or the Company regarding the establishment of such plan, and (viii) the surrender or forfeiture of Restricted Securities to the Company to satisfy the payment of the exercise price upon the exercise of any warrants; provided that, (a) in the case of a transfer or distribution pursuant to the preceding clauses (i), (iii), (iv) or (v), each resulting transferee or recipient, as the case may be, of the Restricted Securities executes and delivers to the Representatives an agreement satisfactory to the Representatives certifying that such transferee is bound by the terms of this Lock-Up Agreement and to the extent any interest in the Restricted Securities is retained by the undersigned (or such spouse or immediate family member), such securities shall remain subject to the restrictions contained in this Lock-Up Agreement, (b) in the case of a transfer or distribution pursuant to the preceding clauses (i), (iii), (v) or (vi) or a surrender or forfeiture pursuant to the proceeding clause (viii), no public filing by any party (donor, donee, transferor or transferee) under the Exchange Act or other public announcement shall be required or shall be voluntarily made in connection with such transfer or distribution (other than a filing on a Form 5 made after the expiration of the Lock-Up Period) and (c) in the case of a surrender or forfeiture to the Company pursuant to the preceding clause (ii), no public filing by any party under the Exchange Act or other public announcement shall be required or shall be voluntarily made in connection with such surrender or forfeiture (other than a filing on a Form 4 that reports such surrender or forfeiture under the transaction code “F”).

In furtherance of the foregoing, the Company and its transfer agent and registrar are hereby authorized to decline to make any transfer of shares of Securities if such transfer would constitute a violation or breach of this Lock-Up Agreement.

If the undersigned is an officer or director of the Company, the undersigned further agrees that the foregoing restrictions in this Lock-Up Agreement shall be equally applicable to any issuer-directed Securities the undersigned or his, her or its affiliates may purchase in the above-referenced offering.

If the undersigned is an officer or director of the Company, (i) the Representatives agree that, at least three business days before the effective date of any release or waiver of the foregoing restrictions in connection with a transfer of Securities, the Representatives will notify the Company of the impending release or waiver, and (ii) the Company has agreed in the Underwriting Agreement to announce the impending release or waiver by press release through a major news service at least two business days before the effective date of the release or waiver. Any release or waiver granted by the Representatives hereunder to any such officer or director shall only be effective two business days after the publication date of such press release. The provisions of this paragraph will not apply if (a) the release or waiver is effected solely to permit a transfer not for consideration and (b) the transferee has agreed in writing to be bound by the same terms described in this Lock-Up Agreement to the extent and for the duration that such terms remain in effect at the time of the transfer.

CUSIP NO. 279870109	13D	Page 16 of 16

In the event that any holder of the Company’s securities that is an officer or director or a holder that beneficially owns, or is a member of a group that beneficially owns, more than 1% of the Restricted Securities (other than the Company or the undersigned) is permitted by Credit Suisse Securities (USA) LLC and Leerink Partners LLC to sell or otherwise transfer or dispose of Restricted Securities for value other than as permitted by this or a substantially similar Lock-Up Agreement entered into by such holder, the same percentage of shares of Restricted Securities held by the undersigned (the “Pro-rata Release”) shall be immediately and fully released on the same terms from any remaining restrictions set forth herein; provided, however, that such Pro-rata Release shall not be applied in the event of (i) permission granted to any equity holder by Credit Suisse Securities (USA) LLC and Leerink Partners LLC to sell or otherwise transfer or dispose of shares of Restricted Securities for value in an amount less than or equal to $2,000,000 in aggregate value of Restricted Securities in respect of such party, or (ii) any underwritten public offering of Restricted Securities, whether or not such offering is wholly or partially a secondary offering of Securities during the Lock-Up Period.

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Lock-Up Agreement. This Lock-Up Agreement is irrevocable and all authority herein conferred or agreed to be conferred shall survive the death or incapacity or dissolution of the undersigned and any obligations of the undersigned shall be binding on the undersigned and the successors, heirs, personal representatives and assigns of the undersigned. This Lock-Up Agreement shall lapse and become null and void if the Public Offering Date shall not have occurred on or before (i) such time as the Representatives, on the one hand, or the Company, on the other hand, advises the other in writing, prior to the execution of the Underwriting Agreement that it has determined not to proceed with the proposed public offering, (ii) termination of the Underwriting Agreement or (iii) on September 30, 2015, if the Public Offering Date shall not have occurred by such date; provided, however, that the Representatives and the Company may, by written notice to the undersigned prior to such date, extend such date for a period of up to three additional months. This agreement shall be governed by, and construed in accordance with, the laws of the State of New York.

Very truly yours,

IF AN INDIVIDUAL:	IF AN ENTITY:

By:
(duly authorized signature)	(please print complete name of entity)

Name:	By:
(please print full name)	(duly authorized signature)

Name:
(please print full name)
Address:	Address: